January 22, 2008

VIA EDGAR

Jeffrey Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 8-K Item 4.01 filed January 4, 2008 File No. 333-132621

Dear Mr. Gordon:

This letter responds to comments contained in the Staff letter, dated January 4, 2008, addressed to Mr. Vajdic, the President and Chief Executive Officer of Marine Park Holdings, Inc. (the “Company”), with respect to the Company’s filing of Form 8-K.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.
Please amend your Item 4.01 Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that you “terminated the services” of the former accountant.

Response:

We have amended the Company’s Item 4.01 Form 8-K in accordance with the Staff’s comment.

2.
You disclose that your former accountant “performed the audits for the two year period ended December 31, 2006 and 2005, which reports for the two years ended December 31, 2006 and 2005, which carries a modification as to going concern.” This disclosure is unclear. Please revise to include a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Refer to Item 304(a)(1)(ii) of Regulation S-B.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response:

We have amended the Company’s Item 4.01 Form 8-K in accordance with the Staff’s comment.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. Please ensure that the Exhibit 16 letter refers to the correct name of the company, which appears to be Marine Park Holdings, Inc., and not Marine Parking Holdings, Inc.

Response:

We have made changes to the Form 8-K, accordingly we have obtained and filed an updated Exhibit 16 letter from the former accountants.

***

On behalf of the Company we hereby acknowledge the following:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Yoel Goldfeder Yoel Goldfeder

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com